[redacted]

14049482

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Victory Capital Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road, 4th Floor
(No. and Street)

Brooklyn (City) Ohio (State) 44144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Inks 216-898-2426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

3/26

OATH OR AFFIRMATION

I, Donald A. Inks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victory Capital Advisers, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principle officers and directors are classified as customer accounts (debits $0, Credits $0)

JANET M. NEGRELLI
NOTARY PUBLIC • STATE OF OHIO
Recorded in Cuyahoga County
My commission expires Nov. 30, 2015

Signature

Financial Operations Principal
Title

Janet M. Negrelli
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

Year Ended December 31, 2013

Victory Capital Advisers, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Donald A. Inks
Financial Operations Principal
Victory Capital Advisers, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2426

Financial Statements and Supplementary Information

Victory Capital Advisers, Inc.
Period From August 1, 2013 (Change of Control Date) to December 31, 2013, and Period From January 1, 2013 to July 31, 2013
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Victory Capital Advisers, Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Supplementary Information

Period From August 1, 2013 (Change of Control Date) to December 31, 2013, and
Period From January 1, 2013 to July 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Victory Capital Advisers, Inc.

We have audited the accompanying financial statements of Victory Capital Advisers, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013 of the Successor Company, and the related statements of income, changes in shareholder's equity, and cash flows for the period from August 1, 2013 (change in control date) through December 31, 2013 (Successor Company) and the period from January 1, 2012 through July 31, 2013 (Predecessor Company) that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1402-1205581a

Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. at December 31, 2013 (Successor Company), and the results of its operations and its cash flows for the period from August 1, 2013 (change in control date) through December 31. 2013 (Successor Company) and the period from January 1, 2013 through July 31, 2013 (Predecessor Company) in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2014

Victory Capital Advisers, Inc.

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	1,993,868
Intangible assets		1,500,000
Distribution fees receivable		1,365,226
Due from affiliates		74,542
Prepaid C share commissions		96,788
Deferred tax asset		29,757
Other receivables		20,997
Total assets	$	5,081,178

Liabilities and shareholder's equity		
Liabilities		
Distribution fees payable	$	1,334,113
Due to affiliates		103,927
Other liabilities		42,000
Deferred tax payable		15,592
Total liabilities		1,495,632
Shareholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Capital surplus		2,791,753
Retained earnings		793,792
Total shareholder's equity		3,585,546
Total liabilities and shareholder's equity	$	5,081,178

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statements of Income

	Successor	Predecessor
	Period from August 1 (Change in Control Date) to December 31, 2013	Period from January 1 to July 31, 2013
Revenues		
Distribution and related fees	$ 6,829,098	$ 4,857,704
Intercompany support fees	129,771	191,771
Commissions, net	28,368	89,417
Contingent deferred sales charge	29,246	30,463
Interest income	1,208	297
Total revenues	7,017,691	5,169,652
Expenses		
Distribution and related expenses	6,678,739	4,744,204
Intercompany service fees	88,000	123,200
Professional fees	47,556	24,444
Other expenses	35,223	53,040
Total Expenses	6,849,518	4,944,888
Income before taxes	168,173	224,764
Provision for income taxes	62,873	83,605
Net income	$ 105,300	$ 141,159

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statements of Changes in Shareholder's Equity

	Common Stock	Capital in Excess of par	Retained Earnings	Total Shareholder's Equity
Predecessor				
Balance at December 31, 2012	$ 1	$ 1,291,753	$ 547,333	$ 1,839,087
Net income	–	–	141,159	141,159
Balance at July 31, 2013	$ 1	$ 1,291,753	$ 688,492	$ 1,980,246
Successor				
Balance at August 1, 2013	$ 1	$ 1,291,753	$ 688,492	$ 1,980,246
Fair value of intangible asset assumed	–	1,500,000	–	1,500,000
Net income	–	–	105,300	105,300
Balance at December 31, 2013	$ 1	$ 2,791,753	$ 793,792	$ 3,585,546

See accompanying notes to financial statements.

Victory Capital Advisers, Inc.

Statements of Cash Flows

	Successor	Predecessor
	Period from August 1 (Change in Control Date) to December 31, 2013	Period from January 1 to July 31, 2013
Cash flows from operating activities		
Net income	$ 105,300	$ 141,159
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	(14,165)	102
Changes in operating assets and liabilities		
Decrease (increase) in prepaid C share commissions	79,521	(80,806)
Decrease (increase) in distribution fees receivable	(675,683)	(18,684)
Decrease (increase) in due from affiliate	(27,075)	71,972
Decrease (increase) in other receivable	12,770	(20,948)
Increase (decrease) in distribution fees payable	659,974	29,641
Increase (decrease) in other liabilities	17,224	15,708
Increase (decrease) in due to affiliate	103,928	(78)
Net cash provided by operating activities	261,794	138,066
Cash		
Beginning of period	1,732,074	1,594,008
End of period	$ 1,993,868	$ 1,732,074
Additional disclosures relative to cash flow		
Taxes paid to Parent	$ –	$ 57,350

See accompanying notes to financial statements.

1. Organization

Victory Capital Advisers, Inc. (the Company) is a wholly owned subsidiary of Victory Capital Holdings Inc. (VCH or Parent). The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

On August 1, 2013 (the Change in Control Date), a majority of the interest in VCH was acquired by Crestview Partners II, L.P. and its affiliated funds (Crestview) with a substantial minority interest owned by employees of Victory Capital Management Inc. (VCM or Advisor).

Prior to August 1, 2013, the Company was a wholly owned subsidiary of KeyCorp (Predecessor Period). Effective August 1, 2013, VCA is no longer affiliated with Key Bank (Successor Period).

The Company serves as distributor and underwriter for The Victory Portfolios, The Victory Variable Insurance Funds and The Victory Institutional Funds (collectively, the "Funds") and placement agent for Victory Capital Management's Victory Series LLC. Substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Significant Accounting Policies

Business Combinations

In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) 805, *Business Combinations*, the Company recognizes and measures the fair value of the identifiable assets acquired.

As of the Change in Control date, the Predecessor's net assets totaled $1,980,246. The Company recorded the assets and liabilities comprising the $1,980,246 on the Change of Control date at their carrying values, which approximated fair value. In addition, the Company recorded an intangible asset at its fair value of $1,500,000 on the Change of Control date with a corresponding increase in additional paid in capital from Parent.

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

2. Significant Accounting Policies (continued)

Financial Statement Presentation

As a result of the change in control, the Company is a wholly-owned subsidiary of VCH. The Company's financial statements and accompanying footnotes have been segregated to present pre-acquisition activity as the "Predecessor" Company and post-acquisition activity as the "Successor" Company.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to a Distribution Agreement (the "Agreement") between the Funds and the Company. The Agreement continues in effect until terminated by either party. The Company receives underwriter commissions on sales of certain new Fund shares, and 12b-1 fees paid by the Funds for shares sold which are still outstanding. These fees are principally determined based on average daily net assets of the Funds and are accrued monthly.

Shareholders in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of these shares purchased. The Company, in turn, pays a portion of the commissions to the broker-dealers who originated the sale as outlined in their respective agreements. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker-dealer.

Predecessor

Distribution support fees are earned monthly by the Company pursuant to two distribution support agreements between the Company, VCM and Key Bank.

Successor

Distribution support fees are earned monthly by the Company pursuant to a distribution support agreement between the Company and VCM.

2. Significant Accounting Policies (continued)

Intangible Assets

Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. As of December 31, 2013, the Company determined it was more likely than not that the intangible asset's fair value was greater than its carrying value and therefore no impairment was identified.

The Company's intangible assets totaled $1.5 million at December 31, 2013 and are related to the Company's distribution service contracts with the Funds.

Distribution and Distribution Related Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fees pursuant to the Agreement. Distribution fees not paid to selling brokers are recorded as revenue by the Company and may be used to support other distribution related activities as allowed under Distribution Plans that have been adopted by the Funds. Accrued distribution related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Prepaid C Share Commissions

The Funds maintain a multiclass structure, whereby participating funds offer back-end load shares (Class C shares). The Company may pay upfront sales commissions to dealers and institutions who sell Class C shares of the participating funds at the time of such sale. Payments with respect to Class C shares will equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. The Company will retain all payments received by it relating to Class C shares for the first year after they are purchased. After the first full year, the Company will make monthly payments in the amount of 0.75% for distribution services and 0.25% for personal shareholder services to dealers and institutions based on the average NAV of Class C shares, which are attributable to shareholders for whom the dealers and institutions are designated as dealers of record. Some of the compensation paid to dealers and institutions is recouped through the contingent deferred sales charge (CDSC) imposed on shares redeemed within 12 months of purchase.

2. Significant Accounting Policies (continued)

The Company capitalizes Class C share commissions for financial statement purposes and amortizes such costs over a 12-month period. CSDC's received by the Company from redeeming shareholders are recognized as revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

3. Income Tax

Predecessor

The Company is included in the consolidated federal income tax return filed by KeyCorp. For financial reporting purposes, KeyCorp follows the policy of allocating the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carry backs, subject to recognition of such items on a consolidated basis.

Successor

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carry backs, subject to recognition of such items on a consolidated basis.

3. Income Tax (continued)

Income taxes included in the statement of income are summarized below.

	Successor	Predecessor
	Period from August 1 (Change in Control Date) to December 31, 2013	Period from January 1 to July 31, 2013
Current Expense:		
Federal	$ 69,456	$ 76,008
State	7,582	7,597
Total current expense	77,038	83,605
Deferred expense:		
Federal	(13,249)	-
State	(916)	-
Total deferred expense	(14,165)	-
Income tax expense	$ 62,873	$ 83,605

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes as of December 31, 2013 is as follows.

	Successor	Predecessor
	Period from August 1 (Change in Control Date) to December 31, 2013	Period from January 1 to July 31, 2013
Federal income tax at U.S. statutory rate	$ 58,861	$ 78,667
State income tax rate, net of federal tax benefit	4,012	4,938
	-	-
Total income tax expense	62,873	83,605

3. Income Tax (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets and liabilities as of December 31, 2013 are as follows:

Deferred Tax Asset – Prepaid C-Share Commissions	$	29,757
Deferred Tax Liability – Intangible Asset	$	15,592

Deferred tax assets are recoverable from the Parent when they are able to be used.

An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax assets will be realized in future periods.

The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2013. At December 31, 2013, the Company had a $77,038 payable to the Parent for federal and state income taxes.

4. Related Party Transactions

Predecessor

For the period January 1 through July 31, 2013, VCA provided various support services to Key Bank and the Advisor such as providing and maintaining FINRA and state registrations, furnishing employees with continuing education, commission calculation and processing and other administrative services. The Company charged fees designed to cover the costs of providing such services. The amount charged by the Company amounted to $191,771 for the period ending July 2013.

For the period January 1 through July 31, 2013, Key Bank and certain of its subsidiaries provided various services to the Company such as providing use of office facilities, equipment, personnel and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $123,200 for the period for the period ending July 2013.

4. Related Party Transactions (continued)

Successor

For the period August 1 through December 31, 2013, VCA continued to provide various support services to the Advisor. The Company charged fees designed to cover the costs of providing such services. The amount charged by the Company amounted to $129,771 for the period ending December 2013.

For the period August 1 through December 31, 2013, the Advisor provided various services to the Company such as providing use of office facilities, equipment, personnel and other administrative services. The Company is charged a service fee for these services designed to cover the costs of providing such services. The amount charged to the Company amounted to $88,000 for the period ending December 2013.

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, can not exceed 15 to 1. At December 31, 2013, the Company had net capital under the Rule of $1,421,133, which was $1,322,464 in excess of its minimum required net capital of $98,669. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 1.04 to 1.

6. Regulatory Compliance

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under Subparagraph (k)(2)(i) – the Company will not hold customer funds or safe keep customer securities.

7. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

Supplementary Information

Victory Capital Advisers, Inc.

Schedule I – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

December 31, 2013

Total shareholder's equity from statement of financial condition		$ 3,585,546
Deductions for nonallowable assets		
Intangible assets	$ 1,500,000	
Prepaid C share commissions	96,788	
Due from affiliates	74,542	
Distribution fees receivable	442,329	
Other receivables, includes deferred tax asset	50,754	2,164,413
Tentative net capital		1,421,133
Haircut on investments		–
Net capital		1,421,133
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		98,669
Excess net capital		$ 1,322,464
Total aggregate indebtedness		$ 1,480,040
Percentage of aggregate indebtedness to net capital		104%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no differences between computation above and the corresponding computation of net capital under Rule 15c3-1 as of December 31, 2013 as filed on Form X-17a-5, Part II, by the company on February 28, 2014.

See accompanying Supplementary Report of Independent Registered Accounting Firm on Internal Control.

Victory Capital Advisers, Inc.

Schedule II – Determination of Reserve Requirements and Information Relating to Possesion or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2013

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(2)(i) – The Company will not hold customer funds or safekeep customer securities.

See accompanying Supplementary Report of Independent Registered Accounting Firm on Internal Control.

Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Shareholder
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements of Victory Capital Advisers, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Building a better working world

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014

EY | Assurance | Tax | Transactions | Advisory

About EY
EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com

Building a better working world

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Victory Capital Advisers, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Victory Capital Advisers, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2013 through December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047577 FINRA DEC
Victory Capital Advisers, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, Ohio 44144-2338

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Don Inks (216) 898-2426

2. A. General Assessment (item 2e from page 2) $ 3.77

B. Less payment made with SIPC-6 filed (**exclude interest**) (0.64)
7/18/13
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 3.77

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3.77

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3.77

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Victory Capital Advisers, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of February, 20 14.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/13
and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,187,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,185,838
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	12,185,838
2d. SIPC Net Operating Revenues	$ 1,505
2e. General Assessment @ .0025	$ 3.77

(to page 1, line 2.A.)